Filed by Rentokil Initial plc

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Terminix Global Holdings, Inc.

Commission File No.: 001-36507

Date: July 28, 2022

The following is a transcript of the 2022 Interim Financial Results Webcast Presentation of Rentokil Initial plc held on July 28, 2022, a recording of which was posted on the website of Rentokil Initial plc on July 28, 2022:

2022 Interim Results

28 September 2022

Transcript

Andy Ransom: Good morning ladies and gentlemen - and thank you for joining us today. I should say if you’re here for the speed awareness course you’re in the wrong room, but if you want to stay you’ll probably have more fun, so stick with us. In a few moments, Stuart will provide you with details of our First Half Results where we have again delivered a strong financial and operational performance. I’ll then come back and provide an update on our operating model and the performance of our businesses - before finishing off with a brief update on the excellent progress we are making towards the acquisition of Terminix.

We’ll then take any questions and, if you are joining us online today, questions can be submitted through the portal as usual. So, to set the scene, let me just say a few words by covering the highlights of a strong first half.

SLIDE: 2022 INTERIM RESULTS HIGLIGHTS – revenue & profit

Revenue from ongoing operations increased by 12% - including double digit growth in our North America, Europe, and Asia and MENAT regions. This, of course, excludes revenues from disinfection services -which have now reduced, in line with our guidance, to 13.6 million pounds in the first half – that’s a reduction of around 82 million pounds versus the first half of last year.

Organic growth was strong in the Half at 7.3% – with 5.6% organic growth in Pest Control and an excellent 10% organic growth in Hygiene and Wellbeing. As you can see on the right of the screen, Ongoing Operating Profit grew by 9.6% on a constant basis and by 11.5% at actual exchange rates to 232.5 million pounds - reflecting good performances across our regions.

Group Net Operating Margins increased by 60 basis points to 14.9% - that’s our highest first half margin in more than a decade - with good progress in North America and Europe in particular - as we continue to drive greater scale and density, harness technology and leverage M&A.

SLIDE: 2022 INTERIM RESULTS HIGLIGHTS – cash and M&A

Cash management has continued to remain strong, with Free Cash Flow of 136.3 million pounds and a cash conversion rate of 88%, once again, broadly in line with our medium-term target of around 90%.

During the Half, as Stuart will cover in a moment, we have fully offset input cost inflation with strong price progression.

And while, notwithstanding those price increases, we have, at the same time, delivered enhanced customer satisfaction with our NPS score up by 2.2 points, and increased customer retention, which was up by 110 basis points to 85.4%.

Turning to M&A - excluding Terminix of course - during the Half we delivered an uplift in deal flow with 31 deals completed, bringing annualised revenues of 68.4 million pounds to the Group; building city-based density; and strengthening our market positions in several higher growth ‘cities of the future’.

Total consideration of 159.6 million pounds was spent in the first half – keeping us firmly on track towards our full year guidance for consideration of around 250 million pounds – with most of these being smaller, bolt-on acquisitions. Our M&A pipeline around the world remains excellent.

SLIDE: TERMINIX

Of course, during the Half we have also been working through the necessary legal, financial accounting and regulatory steps to bring together our pest control operations with those of Terminix. We are making great progress. We remain on track to complete the deal in the second half, with our target completion date remaining at or around the end of the third quarter, subject to the next steps that you can see there on the screen.

These include: Completing the reviews and approvals of the documentation by the FCA and SEC; publishing the circular and prospectus to shareholders; who will then vote, and, subject to their approval, we will close the deal and list our ADSs on the New York Stock Exchange.

So – a strong financial and operational performance in the first half and with the excellent Terminix acquisition proceeding absolutely to plan. With that, I will now hand over to Stuart to take you through the Group Financials and the Regional performances in more detail…

Stuart Ingall-Tombs: Thank you, Andy, and good morning, everyone. I’ll run through the financial highlights of what has been a strong first half of the year. I‘ll start with the Group level numbers, move through the regions and then look at the balance sheet. Finally, I’ll give an update on our technical guidance. Unless I state to the contrary, all numbers are at constant rates of exchange.

SLIDE: Financial Highlights

The core business – that is, excluding disinfection - delivered a strong topline performance in the first half. Ongoing Revenue was up twelve percent to one billion, five hundred and twenty-one million pounds. This translates to ongoing operating profit of more than two hundred and twenty eight million pounds, a year-on-year increase of close to ten percent. The strong profit conversion from the higher revenues has resulted in improved Group margin of fourteen point nine percent, a year on year sixty basis point improvement. This reflects margin improvement across most of our regions, including notably in our North American and European businesses and has not been materially benefited by covid related or bad debt credit note releases.

Free cash flow in the half was one hundred and thirty six million pounds. This represents eighty eight percent cash conversion, excluding the impact of one off cashflows mostly related to the Terminix transaction. Free cash flow results from the strong profit performance, offset by an increase in inventory to ensure product availability, given challenged supply chains. These factors, combined with the continued success of our bolt-on M&A programme and the dividend payment, resulted in a net debt to EBITDA ratio at 30 June of two point two times. Based on a strong performance in H1 and our confidence of further progress in the remainder of the year, the Board has approved an interim dividend of two point four pence, a fifteen percent rise year on year and in line with our progressive dividend policy.

So, looking now at our performance by region, starting with North America…

Our core North American business grew by twelve point five percent in the year, of which six point four percent was organic. Pest Control organic growth was five point five percent. There was a modest headwind in the period from unseasonably cold weather in certain parts of the country which delayed the start of the pest season. Our North American distribution business delivered good growth in the first half despite ongoing supply chain challenges, which we’ve taken steps to effectively mitigate by managing inventory levels to maintain supply to customers.

We had good pricing across all channels in the region. This successfully offset the expected inflationary pressures. And despite the strong anticipated reduction of disinfection business, we were able to deliver Ongoing Operating Profit growth of nearly five percent. Net Operating Margins in North America were up to sixteen percent. That’s a forty basis point improvement year on year.

We’ve also had another good period for bolt-on M&A in North America, acquiring 6 businesses with combined annualised revenues of around thirteen million pounds in the year prior to purchase.

I’d like to take a moment to update on progress towards a business of scale and margin in North America. We met our objective of a $1.5bn business in 2020. Our journey towards 18% net operating margin has been driven by growth, both organic and acquisitive, creating increased density and leveraging the implementation of our best of breed operating platform which we substantially completed at the beginning of the year.

Our organic growth target is being exceeded, our bolt-on programme continues apace and the merger with Terminix provides a once in a generation transformational opportunity for scale and margin.

H1 margin of 16% is nearly 400bps higher than H1 2019, the last comparable period un-impacted by the pandemic.

When we have spoken about our IT re-platforming in the past, we have talked about how it facilitates the deployment of Group innovations for either delivering a better customer experience or reducing our cost to serve. This chart demonstrates how we are rapidly moving to leverage the opportunity and the strengthening of margins in H1 underpins our confidence for delivering eighteen percent net operating margins by the end of 2022.

Turning now to the Europe region…

A really good performance across the board here. Driven by both pricing and volume, Ongoing Revenue excluding disinfection rose by thirteen point six per cent. Organic growth was nine point six percent. All three business categories in Europe posted strong numbers. Pest Control Ongoing Revenue was up fourteen point four percent. Hygiene and Wellbeing was up eleven point six percent, while France Workwear recorded growth of sixteen percent. Hygiene and Wellbeing is back to providing full contractual service terms in most of its markets in the region. France Workwear overall is also now back to pre-Covid levels. Although total revenues in Germany fell by 4.1%, this was due to the reduction in disinfection revenue with underlying core revenue improving by 6.2%.

Ongoing Operating Profit rose by sixteen point three per cent. We’ve been successful at protecting margins with price offsetting cost inflation in all categories. And that provided a stable basis for the delivery of a one hundred and twenty basis point improvement in Net Operating Margins to nineteen point three percent through business growth and improved density. While labour markets throughout the region remain tight, we’ve been very effective at managing the pressure. Colleague retention rates remain very high across the region in the mid ninety percent range.

The region completed 7 business acquisitions in the first half of the year, with annualised revenues of forty one point five million pounds in the year prior to purchase. This included deals which took us to market leadership in pest control in both Spain and Poland.

Turning to the UK and Sub Saharan Africa

The region delivered a resilient trading performance against strong Covid related comparators in 2021, particularly in the medical waste business. Ongoing Revenue for the region increased by five point six percent. Pest Control was up four point five percent. That category’s performance came despite softer UK domestic property services, where growth has slowed in recent months in line with the housing market. Hygiene and Wellbeing was up eight point four percent and our Ambius business delivered an improving performance reflecting ongoing easing of restrictions in hospitality, travel and office sectors.

Regional Ongoing Operating Profit decreased by half a percent to forty six point four million pounds in H1 with the prior year supported by covid related bad debt provision releases of about five million pounds. Net Operating Margins were twenty five point six percent. It’s worth noting that regional cash performance has been strong in H1, with debtor days at pre-pandemic levels and with no significant escalation to date in bad debts or customer insolvencies.

Inflationary pressures have been significant in the first half of the year. But our pricing systems have delivered a price performance that has fully mitigated cost inflation. As a result, cost inflation in H1 has not been margin dilutive. Despite price increases, customer retention at 86.5% is now actually above pre pandemic levels. We’ve also sustained our investment in colleagues and services. This has led to further improvement in colleague retention to pre pandemic levels.

Looking now at Asia and MENAT

The first half of the year generally saw improved performance. We did experience strict new Covid lockdowns in places like China and Hong Kong, where operations were severely curtailed, but in most countries, sectors hardest hit from the pandemic such as hospitality, retail and offices, have been resuming operations. This has led to a quick recovery in demand for core service provision in both Pest Control and Hygiene.

Regional Ongoing Revenue excluding disinfection rose by fifteen point five percent in the first half, of which eight point three percent was organic. We have made good progress on price increases – in a region where we have been historically less capable - with notably strong execution in Indonesia serving as a model for other countries. Demand recovery for core services and pricing have helped deliver seventeen point two percent growth in Ongoing Operating Profit. Net Operating Margin for the Asia and MENAT region was up forty basis points to fourteen percent. This has been accompanied by year on year improved colleague retention in both sales and service.

And finally, turning to the Pacific region…another good trading performance here. Regional Ongoing Revenue increased by nine point eight percent of which five point three percent was organic. Pest Control was up over five percent, with good demand in both residential and commercial. Hygiene and Wellbeing was up over eleven percent. We’ve good demand for air hygiene solutions, which were launched in Australia and New Zealand in the second half of last year. The performance has been supported by strong overall customer retention for the region.

Regional Ongoing Operating Profit was up by fifteen point eight percent, with an increase in Net Operating Margin of one hundred and twenty basis points. In the region we acquired four Pest Control businesses in the period, one in New Zealand and three in Australia.

So that’s a rundown of our regions, which as you can see have performed strongly overall in the first half despite some disruption to the trading environment.

Across our geographies we’ve seen inflationary cost pressure, most notably, wage inflation but also in fuel. We’ve been very successful in mitigating increases through pricing. I think it’s briefly worth reiterating our approach.

SLIDE: Focus on pricing

You will have seen this slide before. It offers a good overview of what we do to manage pricing effectively.

Firstly, the majority of our contract customers are on evergreen, rolling contracts. We process price increases in the anniversary month of the inception of that particular contract. So, in general, we have no single pricing event in a year where we have to make big decisions about expected inflation. We are making those decisions daily, weekly and monthly based on the evidence we see at the time. We have strengthened our governance in this area. As well as Group, we’ve regional and local committees. Our work is data driven with KPIs tracked in monthly performance reviews and pricing committees locally.

As I’ve just discussed, there are a few markets, in particular in Asia and South America where it’s inherently more difficult to implement price increases. But we have taken some targeted actions that are yielding promising early results due to the improved pricing capability in these markets. And, so far, the focus on price has not resulted in any deterioration in Group customer retention – to the contrary, customer retention has actually improved by one hundred and ten basis points on the prior year.

The next slide talks to our ability to effectively manage cost inflation and drive margin improvement. Continued execution on strategy, which has driven business growth and improved density, resulted in an improvement of sixty basis points in Group net operating margin.

I can give you a little more insight into the impact of inflation on our P&L by looking at two cost lines. People based costs are our single largest cost, accounting for more than 50% of revenue, whilst clearly fuel for vehicles is the most volatile line item and which has been subject to most inflation in the period.

You can see from the chart that the effectiveness of our price management means that although fuel has increased by 65bps as a % of revenue, people cost inflation has been controlled such that it has effectively offset the fuel inflation impact.

As a consequence, at this point, we remain confident that we can continue to pass on input cost inflation to our customer base whilst clearly, keeping this under very close review.

Let me say a few words now on cash flow and debt.

SLIDE: Operating Cash Flow 1

Operating Cash Flow of one hundred and eighty seven million pounds was driven by an increase in Adjusted Operating Profit, offset by a working capital outflow, some one-off items (much of which was related to the Terminix merger) and higher capex. It’s also set against an elevated prior year performance of one hundred and fifty percent cash conversion rate, which had a strong cleardown of receivables as the disinfection revenues unwound. The increase in working capital in the first half resulted from a twenty two million increase in investment in inventory to ensure we retained our ability to supply customers amid the broader supply chain constraints in the marketplace. Capital expenditure of just under eighty million pounds reflects a more normal pattern of spend as we exit pandemic conditions.

SLIDE: Operating Cash Flow 2

On the second cash flow slide, we see that Continuing Free Cash Flow was about one hundred and thirty six million pounds. Cash tax payments of just over thirty two million pounds reflect higher Group profit.

Net cash spend on M&A, was one hundred and twenty seven million pounds. Dividend payment of seventy nine point six million pounds, a thirteen million pound expense for new share issuance related to the Terminix acquisition, and cash inflows of one point six billion pounds related to the recent financing activity, leads to an increase in cash and cash equivalents of over one point five billion pounds.

Let’s take a look at the balance sheet, and I’ll touch on those debt related cash flows.

Away from ongoing operations you’ll know we’ve been active in the debt market in the first half to finance the Terminix acquisition. We’ve been successful in issuing three bonds, converting our short term bridge facility into longer term debt. At the end of June, we priced a five year eight hundred and fifty million euro bond at three point eight seven five percent, an eight year six hundred million euro bond at four point three seven five percent, and a ten year four hundred million pound bond at five percent. These bonds fully cover the $1.3bn cash element of the transaction consideration. The balance of the bonds alongside the $700m three year loan facility will cover the refinancing of Terminix debt and transaction costs.

Of course, there’s no change to net debt from this acquisition financing as the cash remains on our balance sheet until completion. The material movement seen on the slide is for FX translation of seventy seven point seven million pounds. This is primarily due to the strengthening of the dollar against sterling. We closed the period with net debt of one point four five billion pounds. That’s a pro forma net debt to EBITDA ratio of two point two times, within our target range of two to two and a half times and S&P has reaffirmed our BBB credit rating with a stable outlook.

SLIDE: Technical guidance

Now to technical guidance. On this slide we update some technical guidance to help you with your models in relation to the full year 2022. I’ll let you read these in your own time. I’d draw your attention to the point at the bottom of the chart which states that these items, both P&L and cash, obviously exclude any impact of our transaction with Terminix. Therefore, neither P&L nor cash include the interest cost of the new bonds taken out to finance the acquisition. As soon as the Terminix deal completes we will update you on the anticipated revenues, profits and funding costs so that you can fully update your 2022 models at that time.

Before I hand over to Andy, I’ll leave you with some points on our key achievements in the first half.

Core business revenue and profit results reflect a period of strong delivery of our strategy. We’ve seen good demand for these services and been able to implement effective pricing to manage cost inflation and secure ongoing margin improvement. Operating profit and margin growth has been achieved despite the anticipated significant reduction in disinfection business. The cash flow performance has been on target, with working capital managed to meet challenges in the macro environment. And we’ve continued with a very active ongoing M&A programme, not to mention the significant progress made towards closing of the Terminix transaction.

The Group has a proven and resilient business model. Despite the likelihood of continued volatility in the macro environment, the inherently defensive traits of the model give us confidence that we can continue to deliver further good progress in the second half.

I’ll close there and pass to Andy.

SLIDE: High quality resilient business

Andy Ransom: Thanks Stuart

SLIDE: Operating Model – strong performance in H1

Right, let me start as I always do with our proven operating model. Today, we’re operating in 89 countries, but - as I always say - Rentokil Initial is not so much a multi-national, as a multi-local organisation – we’re operating in more than 1,000 local branches around the world. And it’s that local-ness of our business that gives us its core strength and resilience.

So we’re deploying globally consistent systems, processes, KPIs, innovations, digital tools and services – and it’s our local management teams, that are recruiting locally, training locally, obviously serving our customers locally and using local relationships to build that pipeline of city-based acquisitions.

SLIDE: Employer of Choice - Safety

During the first half, we have maintained our critical focus on safety as the first item on every agenda, not just because it’s the right thing to do for our people, but also because it’s also the right thing for the business.

Our Lost Time Accident rate remained in line with 2021, which was our best-ever performance, and Working Days Lost, continues to improve - now 11% lower than in 2021.

SLIDE: Employer of Choice – Recruitment and Retention

Labour markets around the world continue to be tight in many cities.

Whilst there is some anecdotal evidence to suggest that some of these markets are now beginning to plateau – we continue to work very hard with market-leading recruitment and retention practices – and they are continuing to deliver extremely good results:

•	Today, more people than ever are applying to join Rentokil Initial, with record traffic to our careers portal;

•	Colleagues have shared open vacancies on social media 90,000 times – and they’ve been viewed over a quarter of a million times; and

•	We were recently - again - placed in the top twenty-five of employers for apprenticeships, in the Department of Education’s annual rankings.

Colleague Retention remains high, it’s in the mid 80’s – down just 1% on last year – and, with career development very important to colleagues, we have developed a programme for the Second Half to help them build long term careers with us, including our first training and development ‘Festival’, with around 150 courses for colleagues to choose from.

So good progress on Employer of Choice, but, in addition, we have also now begun working with our colleagues in Rentokil Initial and our future colleagues in Terminix to identify a new and a shared cultural framework for our combined organisation.

SLIDE: Employer of Choice – New Vision

•	The new vision for the company is to become the most loved and respected services business on the planet – always delivering in THE RIGHT WAY;

SLIDE: Employer of Choice – New Mission

•	We have added to our mission of ‘protecting people and enhancing lives’ a critically important third limb of ‘preserving our planet’; and

SLIDE: Employer of Choice – New Values

•	Our core values of Service, Relationships and Teamwork – in the future – will include a fourth critical value – that of Responsibility.

SLIDE: Employer of Choice – cultural DNA

And these will be reinforced from the closing of the Terminix deal as we build on each other’s strengths to create a great place to work, that’s customer-focused, that’s driven to succeed, that’s diverse, down to earth, and highly innovative.

SLIDE: Environment

So - ‘preserving our planet’ is critically important to everyone at Rentokil Initial, but we know that we’ve got a long, long way to go before we reach our net zero target.

Actions are underway throughout the organisation, including, as you can see, continuing to introduce ultra-low emission vehicles, just as fast as the availability of vehicles with sufficient range and adequate charging networks will allow us.

We’ve also added a new aim – and that is that over 90% of all paper products that we provide to our customers globally across our Hygiene and Wellbeing business will hold an appropriate environmental service certification by the end of this year.

SLIDE: The S in ESG…

Turning to the S in ESG…

Colleagues remain highly motivated by our ongoing support for good causes through our Rentokil Initial Cares programme which matches unclaimed shareholder dividends to funds raised by our colleagues, as well as supporting larger group-led initiatives such as:

•	Cool Earth – which protects rainforests – and that’s vital in storing carbon from the atmosphere;

•	The Queen’s Green Canopy - which resulted in over a million trees being planted in the UK as part of the Platinum Jubilee celebrations; and

•	UNICEF - which continues to deliver health and medical supplies for children and families impacted by the Ukraine crisis.

So, from Safety to Recruitment and from the Environment to Crisis Aid, hopefully this helps underline our values and our culture as a responsible organisation.

Let me now cover our categories, I’ll then cover M&A and finally Terminix, before we moving on to questions. I’ll start, of course, with the world’s greatest pest control business.

SLIDE: Rentokil Pest Control

Ongoing Revenues increased by 12.1% – taking pest control revenues in the first half to over one billion pounds for the first time – with Organic growth of 5.6%.

Our Pest Control ‘growth’ markets increased revenues by 11% whilst our ‘emerging’ markets grew by almost 20%. There were good regional performances in North America, Europe, Pacific, and in Asia and MENAT. Ongoing Operating Profits increased by 14.8% to 189.8 million pounds with net margins increasing by 40 basis points to 18.1%, and by 1.6% over the last three years.

So, turning now to pest control, innovation and technology...

SLIDE: Innovation: supporting our commercial/environmental goals

For an innovation project to be supported in Rentokil Initial today, that project must either lower our costs to deliver our existing services, and/or, provide customers with a better innovative service. In addition, every single project must have a proven sustainability claim and it must target one or more key customer sector.

Just to give you three quick examples:

•	Lumnia – that’s our proprietary range of products for controlling flying insects in areas such as food preparation – we’ve sold over 100,000 units in the last 12 months – with each reducing energy usage and emissions by up to 62%. It’s not surprising that energy reduction feature is proving to be very popular with our customers in today’s environment.

•	Bird Alert – is an intelligent, digital device that recognises the ‘calls’ of different bird types and then automatically chooses the appropriate call of another species to scare them away, Removing the need for netting, for metal spikes and for chemicals.

•	Flexi Armour is one of our latest innovations. A mouse can get through a very, very small hole (about the diameter of a pencil) so gaps in walls make easy access points, but with this new range of proofing products we can create a barrier that will keep them on the outside of customers’ premises.

Now of course, if a rodent does get inside a customer’s premises, then PestConnect is the next line of defence…

SLIDE: Connected growth - 262,000 units (200,000 as at H1 2021)

I’m not going to go into the detail of PestConnect today, but the success of our digital service here continues - with more than 262,000 units now in operation in customer premises – and that’s up by around a third over the last 12 months, notwithstanding ongoing challenges in the supply of computer chips.

In the next few years we’ve got an ambitious target to get 25% of commercial customers connected and we are now starting to see some of our lead markets, such as the Netherlands, at, or very close, to that 25% target.

SLIDE: Connected Cameras – field trial success

I briefly mentioned at the last Results our new pilot - with Vodafone and Google – and that’s into the use of digital cameras in the field and AI analytics. The initial work looks very promising - with clear photographic evidence of rodent activity coming through. Today, we’ve got pilots underway in 18 customer sites, we’ve already received 4,500 digital photos and we’ve undertaken 34,000 hours of digital remote monitoring.

SLIDE: Good progress in technology - driving efficiency and for further differentiation

We’ve got over one hundred live technology projects - you’ll be pleased to know I’m not going through them all– but I will just pick one to share with you today. We have recently launched our first self-service portal for residential pest control customers in North America, we’re providing those customers with 24/7 access to their service visit schedules, to view documents and to pay bills online. We’ve only just launched this in the last few months and to date we’ve had 20,000 customers sign up, we’ve had more than 12,500 invoices paid, and we’ve saved probably in the region of two, two and a half thousand call centre hours just in the last few months alone. So, really, really good progress here in our pest control business.

Let me turning now to Hygiene and Wellbeing…

SLIDE – HYGIENE AND WELLBEING

I am very pleased with the performance of our Hygiene and Wellbeing category in the First Half – with Ongoing Revenue growth of 10.8% - 11.0% in Core Hygiene (that’s inside the washroom), and growth of 10.5% in Premises Hygiene (that’s outside of the washroom).

As I highlighted last year, given the generally perceived increase in the importance of good hygiene, we anticipate that from this year the medium-term organic growth potential in our Hygiene & Wellbeing business will be very similar to pest control, so around 4 to 6 percent on an ongoing basis. So organic revenue growth in the First Half of 10%, really was an excellent performance.

SLIDE – HYGIENE AND WELLBEING

We offer three ranges of hygiene products - with options for use inside and outside the washroom - and each with no-touch options:

•	Reflection – that’s our contemporary range of premium, stainless steel products;

•	Signature – is our main suite of hygiene products, delivering high standards and featuring attractive designs; and

•	Signature Colour – as it suggests, adds a range of colour products to reflect the customer’s own brand and design requirements.

And just like Pest Control, we offer customers 24/7 online access to contract and service information via the customer portal, myInitial.

In the First Half we installed around 150,000 Signature units - that’s an increase of 11.6% on prior year, and we’ve passed the milestone of 100,000 registered users of myInitial.

We also launched new products including the Signature Mini – that’s a no-touch sanitary bin for smaller cubicles; an innovative Period Dignity Dispenser for businesses which want to offer employees or customers free period products; and, exclusively for schools and nurseries, the Signature Little Ones range which promotes good hand hygiene amongst children.

So turning now to air care….

SLIDE – Healthier buildings & Clean Air - Clean Air Range

Currently we are offering a range of fully serviced air fresheners, air deodorisers, air scenting and, more recently, two ranges of air purification devices – InspireAir and VirusKiller.

These are best-in-class products with recognised accreditations and scientifically proven claims. Over the last 12 months, we have installed 11,000 air purification units, and that’s growth in the first half of around 35% on last year.

Later this year, we’ll be adding a third product to the range with the launch of Aeramax – that’s a wall-mounted unit featuring multi-filter technology for really high levels of effectiveness – and that’s a new product that provides our sales teams with a mid-tier option between the entry-level InspireAir and the premium end VirusKiller.

SLIDE – Healthier buildings & Clean Air - Clean Air Range/2

Now, clearly, given changing attitudes to hygiene, there’s great potential in air hygiene and our next steps are to extend our expertise into other areas including, air quality monitoring; data analysis and benchmarking; and moisture and mould control.

Our first pilots are underway in Asia and we’re continuing to explore new third-party partnerships as well as acquisition opportunities.

Moving briefly to Workwear...

SLIDE: France Workwear

In our French Workwear operations, Ongoing Revenues increased by 16% in the First Half as the business returned overall to pre-Covid levels.

The important Paris region is still operating below 2019 volume levels in the important HORECA sector, but this has been balanced by good growth outside of the Capital.

State of Service remains very high in Workwear at 99.1% and the business continues to drive operational efficiency. A good example of that, so far this year, the business has reduced the average time is takes to onboard a new workwear customer from 21 weeks, and it’s now down to 16 weeks.

The Workwear business is also making great strides in sustainability, with its fabric recycling up by 7.5% to over 300 tonnes. Pleasingly, our business in France has become the first in our Group to receive a Gold Award for ESG by EcoVardis.

So, turning now to M&A…

SLIDE: Excellent Progress in M&A in H1 2022

And it’s been an excellent six months – we have accelerated our programme with 31 deals completed in the first half, demonstrating the continued strength of the pipeline.

•	26 deals of those deals were completed in Pest Control, 5 in Hygiene & Wellbeing;

•	7 of the acquisitions were made across Europe acquiring 21.2 million pounds of annualised revenues – with deals taking us into the number one position for pest control in two very important markets, being Spain and Poland;

•	We did 7 acquisitions in Asia and MENAT – including one that doubled the size of our business in the Philippines, where Manila is one of our key ‘cities of the future’;

•	6 deals were closed in each of North America and Latin America – including the acquisition of Ecotech in Argentina and Brazil – where we can now offer an end-to-end fumigation service for exported grain being shipped globally by food producers; and

•	With total consideration of 159.6 million pounds, we’re making good progress towards our full year target spend - of around 250 million pounds.

So - a very strong performance in M&A - and again based on our most recent mid-year analysis, the M&A programme again continues to perform at or above our required hurdle rates.

So, turning now to Terminix…

SLIDE: Terminix: Compelling strategic rationale

And we’re incredibly excited by the value creating opportunities of the acquisition of Terminix, which, as you know, increases our scale and density in pest control; it offers significant synergy benefits; and creates an even more attractive and resilient financial profile for the Group as we continue to execute our medium-term growth plans.

SLIDE: Terminix: Substantially increased scale in NA

I’ll let you read this slide in your own time - but just to reiterate why the North American Pest Control market is so important – it represents around 50% of the global pest control market, and with this range of structural growth drivers… including population growth, a warming climate, regulatory standards increasing and the rise in intolerance to pests… these are all fuelling long-term growth in this outstanding region and this outstanding industry.

SLIDE: Terminix: Integration planning underway / on track

Here’s a quick update on the progress chart we shared at the Prelims – and you can see, we’re in great shape and virtually ready to go.

The transaction remains on track to close in the second half of the year –and our target completion at or around the end of the third quarter, subject to the next steps I mentioned earlier.

SLIDE: Terminix: Governance and planning – positive engagement

We’ve got a very good governance structure in place - with the support of a range of third-party consultants supplementing the work of the Rentokil Initial and the Terminix teams.

We’re operating across 14 major workstreams and each major workstream has a series of sub-working groups and projects, so, for example, the IT workstream has got 22 individual projects sitting within it. Each of those 14 workstreams has got detailed synergy targets, phasing of those targets, costs to deliver them – and they’re all now set out in great detail.

The top seven workstreams include operations, procurement, HR, IT and Finance are responsible for over 80% of the total synergy delivery.

SLIDE: Terminix: Branch integration at the heart of the integration

Clearly, local operational integration of those branches is at the heart of the overall plan as we take the two businesses in North America with over six hundred combined branches, and, over a 36-month period, we create a single, optimised, highly dense branch network. And we’ll build the combined network carefully, we’ll do it in three phases: First branch colocation, then we move to branch integration and we finally finish with route integration.

We announced the deal at the end of last year and, as I have said to both teams, we are now in the incredibly exciting ‘third trimester’ as we prepare for the big day itself.

SLIDE: H1 2022 Performance

So, in summary - in the first six months we delivered a strong overall performance - with an excellent contribution from both organic growth and M&A. Cash management continued to be strong and we’ve maintained our very good pricing discipline. As I have just mentioned, the Terminix deal is on right track and will be significantly value creating, and finally, in view of our performance in the first half, and our confidence for the second, the Board is declaring an interim dividend payment of 2.4p per share, a 15% increase on the first half of 2021.

So with that - Stuart and I will now be very happy to take any questions. We’re going to start with questions in the room and when we’re done with that we’ll move to any questions online. Thank you.

Q&A

Sylvia Barker (JP Morgan): Hi, a few on pest control please. Product sales, I presume with chemical prices being up maybe that strength in product sales would it be helpful to the margins as well. Could you maybe talk about the impact of that on the North American margin. And then commercial versus resi, a couple of your peers have printed quite good commercial growth in North America. Could you maybe discuss the commercial versus resi outcome, And then just how this pricing work for you in residential versus commercial, especially in North America? And then finally, wage increases are very impressive on the, I guess on the net impact of labour inflation. But I think I recalled that in July and August, you might have more wage inflation -- more wage increases maybe than you've had in the first half. So could you maybe just update us on the timeline for wage increases? Thank you.

Stuart Ingall-Tombs: So, for sure, we've enjoyed enhanced margin in the distribution business. But that's pretty much in line with North America in general. So we've done a nice job of passing on price in our products business in North America. So I don't think there's anything material that shifts the mix towards products away from our underlying service business. On sure I’ll take pricing will I'm talking on commercial versus resi, I mean, we look at it very similarly, honestly. So there isn't a lot of difference between a small SME business operationally and a residential business, I'm sorry, in a residential property. So we've pretty much passed on the same order of magnitude of pricing across those two segments, because the dynamics are the same: wage inflation and fuel is impacting both similarly because the operational structure of that is very much the same. So we don't see a big difference.

I think what we are being, doing is getting more success in key accounts and national accounts. For a long period of years really they've been a really tough environment to get price increases we've been signing two or three years zero price increased contracts for a long time. And we're moving away from that and that and what we are seeing again because those businesses are experiencing that themselves, that's not a sustainable model. And so we'd be pretty happy with our ability to get pricing in that upper level as well. So that's been a positive, frankly, out of the inflation that we're seeing.

And then if I just take wages, yeah, we'll see slightly elevated wages in H2. But I think, we've got a number of online questions about this. And I think the -- we're hearing a lot about CPR and RPI and in our difference PWC, and those sorts of numbers. They're not seeing wage increase pressure on that order of magnitude. The real wages being offered in the businesses that we operate is simply not at that scale and so, whilst it will be slightly elevated for sure, we think that's within a manageable range. And of course we've been pricing for that already. So we see it coming and the way we price, as I've said in my presentation, we price annually so we have to look forward to 12 months. And so that price builds over time, so that it flows through at the right level that we're forecasting for cost inflation in the business. So we think that's manageable, it's not of the order of magnitude some of the big headlines that you've seen.

Andy Ransom: Yea, no, I guess I'll be repeating .. the thing with inflation is, we know what we're going to pay for all wage increases for the second half, we don’t know what fuel is going to be, but we know we're going to pay so in terms of as we look to price, as Stuart said, on a monthly basis, we pretty much know, therefore we really should be able to cover that in the second half as we've said it won't be a surprise to us. We are doing most of our wage increases on July 1, but we've actually done a fair number of them where we've got Union agreements, or we've got collected bargaining agreements with local practices, that we've already done them in the first half of the year. So I'll guess we’ve done one-third and got two-thirds to go. But it's well understood in that number so we’ll be fine in the second half.

Anvesh Agrawal (Morgan Stanley): Hi, good morning. Two questions, just taking that resi versus commercial question further. Is there any defence in sort of the price elasticity of the pass-through between resi and commercial? I mean you noticed in one of Rollins presentations that the retention rates on resi are probably lower than commercial. So just wondering how this that work in a downturn in an inflationary environment which is commercial? And just second on the bolt-on M&A, clearly pretty, pretty strong, sort of first half. But given the scale, you're going to get from Terminix going forward. Will we see a shift of the bolt-on I mean out of the US or this strategic value continue to do bolt-on M&A in the U.S.?

Andy Ransom: Right. Thanks Yeah. On the first question, sort of broader question, as you would imagine we look, and I’ve been here long enough not to remember,but we have looked at how did the business perform and stressed economic conditions. So we went back to 2008, 2009, the global financial crisis obviously, we've only just lived through the COVID crisis. How does the Pest business generally perform in an economic downturn. I mean it's not immune, but it is a very defensive and we always make the trite comment that rats don't read the Financial Times, but if you're in the commercial side, you're right - by law, you've got to maintain pest controls. So you can't say our economies a bit poor, so I'm going to turn that off.

Residential again for most people, if you've got a mouse running around the kitchen, you’ve got to get it dealt with immediately so you don't put that off. But there is no doubt where do we see the economic impacts in the pest control industry in a downturn. The first thing you see is on the commercial side, SME failure rate goes up, so small businesses, closure rate goes up and getting your price increases through is a bit more challenging. If the economy is struggling on the residential, as you said correctly, that retention rates for residential pest control are already lower than they are for commercial really for the reason given commercial you've got to have it residential, it's a choice.

And so you would see the renewal rate on resi drop a little, but not profound, not to earth shattering. So you would expect to see them turned down a bit if the economy really hits the buffers. On the other hand though, don't forget for our business since Stuart has already said is that more than 50% of our costs are people and what's the other thing that happens in economic downturn, people don't leave their jobs. They stay put because they've got a good employer, the pressure on wages flattens, unemployment goes up. So on the big, big cost driver in our business, we get more benign economic environment, whereas on the revenue, it's a bit more challenging.

But back to pricing though and pricing in all market conditions, our philosophy, really quite important point, we’re not, never have done, and I’ll say never will do, we're not trying to price to gain an advantage on the customer. So our pricing philosophy has always been, we deliver the customer great service and we work very hard to keep our costs under control. But when our cost go up, we say to our customers, I'm sorry, but we have to put your prices up. Back to recessionary environments, well in those circumstances some of our costs go down as well so we don't need to get as much price from customers, but we've looked back and our experiences even in an economic downturn, we can get price provided we’re still delivering great service and we're not looking to gain an advantage and that's quite an important philosophy and not necessarily one that everyone follows.

On the M&A point yeah, look, I think I've said it already, for the next couple of years post closing, we are going to be really, really very, very busy in the United States. What we will therefore do is, we will turn the wick down a bit on acquisitions in the U.S. We're not going to just sit it out and let our competitors pick up deals that we would otherwise want to, but we will be much more selective. So I think we will get and go after and get the businesses that we really want, well, they will be the ones that fit into our footprint. So with density even with Terminix isn't where we want it to be, we'll go for those, where we've already consolidated the branches with Terminix, well we're free to go again where we've got a big consolidation coming up well probably stand off that for a little bit. And what it does mean, and again it is in your question. We will work even harder to do deals outside of the United States, but also inside the United States in Hygiene as well so I don't think you're going to see a big change in philosophy. But all of the other businesses in the Group have been put on notice, we will be doing fewer deals in the States, which means we will be doing more deals in your regions, so get on with it.

James Beard (Numis): Thanks. Morning. Couple of questions. Firstly, on the -- just a quick one on the $700 million three-year loan facility, is that fixed floating interest rate, and what's the cost of debt on that facility?

(inaudible)

Stuart Ingall-Tombs: Bente on the $700 million fixed margin? (inaudible) The fixed margin but floating at level right.

James Beard: What’s the margin?

Stuart Ingall-Tombs: Have we disclosed that?

(inaudible)

Stuart Ingall-Tombs: Yeah, so we haven't disclosed that at this point.

James Beard: Okay, fine. And then second question was just on colleague retention, you noted sort of 1% point drop year-on-year in colleague retention it sounds slightly more pronounced on the service side of the business rather than sales side. And one the drivers that you've noted behind that slight drop?

Andy Ransom: I'm going to be pressed to say that 1% is not statistically relevant in a 45,000-people business. I don't think there's any big trends that I could pick and say that’s what we're seeing, it is, you're right that we are seeing more on the service, it would normally be the other way around. Normally salespeople tend to move jobs much more frequently and sales retention is up. I can't really point to any great single drivers and it's different across the regions. So I don't think there is a theme here. But as I sort of alluded to in my remarks, what we are beginning to see is some of the markets, which have been really hot, beginning to plateau, we can begin to say actually that's improving. So let's see in six months' time where it is but I think it's just the trend that we've seen globally around the world post pandemic. People didn't move during the pandemic, and the pent-up demand to move jobs, better opportunities, people want a different challenge. I don't think there's anything structural and certainly nothing structural in the Pest industry.

But in retention rates and well into the '80s are - most companies would be very happy to have that, have those, certainly in service. Not a, no big themes I can call out thee James.

Dominic Edridge (Deutsche Bank): Just three from myself. Firstly, have you given any consideration to fuel hedging in the future, particularly obviously once post the Terminix when obviously your scale will be quite a lot bigger, and obviously is a cost which seems to be the one of the most volatile ones that you have. Secondly, just in terms of the IT in North America and currently the program there, could you just say when you’ve gone through this process – you’re nearly at the end of it now - what sort of operational KPIs that you see moving on the back of this and what things are you expecting to see move in terms of those? And then obviously feeding into the financial KPIs as well? And then lastly, obviously discussed higher customer retention. Could you say how easy to sit at the moment to actually win new customers, because I suppose 1% higher retention rate may be, you would expect a slightly higher revenue growth, are you finding that tougher to actually get new customers in at the moment as well? Thanks very much.

Andy Ransom: I’ll take the third, Stuart, do you want take first two?

Stuart Ingall-Tombs: Yep. So fuel hedging, and we do some limited hedging, mostly around power in our French Workwear business where it's much more of a flow-through, a significant part of the P&L. Philosophically, we're not fans of fuel hedging, a couple of reasons 50% of time you're right, and 50% of the time you're wrong and you pay a margin in between. But also again if you reference our current experience around inflation, it's relatively straightforward to go and see a customer and point to the pump price. If you've hedged in an operational manager hasn't got that pressure going and talking in 12 months time about the same dynamics is a very different conversation. So from our perspective, we prefer to be in the moment, it's 2% of our revenue so in the end it's a relatively modest part of the P&L, it's important, it's volatile, but I'd rather deal with volatility in the moment and go and talk to our customers about what we're experiencing than deferring it for 12 months and have a very different conversation.

In North America, our IT, the great thing is that the operational and financial KPIs really are exactly the same as we see around the Group. And that's one of the points about the re-platforming is, we can apply the innovations, both in terms of the management of our own people in the way we interact with customers to our North American business in a much more holistic way. So those operational metrics are of our state-of-service. Are we on to the equivalent of services on time in full? What's our percentage of electronic payments, our volume of complaints, our CVC, our NPS scores? So actually those operational financial metrics are really identical to what we'd see anywhere else in our business.

(inaudible)

Apologies, I think the impact of what we've talked about, which is we've maintained colleague retention through this period, which has not been a straightforward role, straightforward task.

Customer retention is pretty stable as well. So those output measures, again in this environment are pretty important. We're selling pretty strongly I think in the first half, so those new business sales Andy will talk to in a moment. So those are what's driving that 40 basis point improvement, those sort of normal operational financial metrics.

Andy Ransom: Yeah, I mean it's quite difficult to generalize when you’re talking across so many business countries rather than multiple business lines. We look at our data for the first six months, we have two types of customers, if you like we have contracted customers, which we call gross sales, and then we have jobbing, which is one-time non-repeat. We always love it when contract sales go up, that feeds into what we call net gain, jobbing we take it, we like it because it's higher margin. The main feature of the first half, in actual fact, is our contract sales are up, but our jobbing sales are down, which is quite curious. If you had asked us to bet at the beginning of the year and looking out, we would have said well, you know it’s going to be a tough year with contract sales. And when it's tough back to an earlier question about recession what we sometimes see is customers who might otherwise have bought a contract decide to buy one time job. We've seen the inverse of that so far this year - our contract sales are up, they’re above budget, jobbing sales are not where we want them to be. So you can’t have it all. If I had to choose between one of my favourite children there, I would take gross sales contracts sales every time because it's the lifetime value of the contract. No real reason for that. And again, it's a little bit at the margins. It has been a slow start to the season a bit in North America it was a chilly, wet spring so that slowed things down, it was a relatively slow start here in Europe, weather wise. So no big trends but I'd say contract sales were actually up and jobbing sales are a bit off from where we would want them to be. We'll see what the the peak of the season now looks like over the next three or four months.

Sam Dindol (Stifel): Good morning. A couple from me on Hygiene & Wellbeing. Firstly, are you able to give any sense of how the rollout into 20 new countries has gone, have you got any takes to do more countries in the future? And then secondly, I know, an awful lot going on in North America over the next few years, but do you have an early sense of how easy is to cross sell, so Wellbeing products to pest control customers and potential opportunity over the next sort of three to five years? Thanks.

Andy Ransom: (inaudible) Right, so you will remember, I'm sure you will all remember, when we talked about Hygiene & Wellbeing, we said there’s really three buckets where we're going to find growth. Bucket number one is selling more services to existing customers. Bucket number two, is selling services to customers outside of where our sort of heartland in washrooms and air in particular. And the third is the new is the new markets. And I said if you know, if we throw 6 sixes, if we hit the ball out of the park on all three buckets, then will end up very good growth above the 4 to 6, but rarely do you 6 sixes in business. So we're getting a reasonable performance across those three buckets and certainly in the half, it's given us that 10%. On the new markets, I'd say it's a bit patchy. We're doing reasonably well in new, in some of them the re-entry market, reasonably well in Germany. We are doing okay in Holland and Belgium, doing okay in the States, but off a very, very low base. So you know if I was doing a half-term report card I’d probably say six out of 10 on the new market, so plenty more to go for. And cross-sell, I always say in business services, if someone told you the answer to a problem is cross-sell then you should really doubt whether they telling you the truth, because cross-sell is incredibly difficult, really, really difficult,. We've not put any great synergy in our Terminix model for cross-sell, but we know there is an opportunity. We just haven't quantified it, we've got so many other things to be getting on with on the Terminix deal. I do think the cross-sell will be something we'll get to in years two and three on the Terminix deal, not in the first couple of years. There's so much to do on the cost side, there's so much to do on the re-engineering, the process side. But there will be an opportunity. There'll be cross-sell opportunity within pest, so they’re big in termite we are not. So we think we can sell termite services to our resi customers. We've got a bunch of things that we sell in our commercial business that we think we can introduce that's more of an up-sell than a cross-sell to Terminix customers. Then we think there will be some on the Hygiene side. But it's -- the prizes on all the other things that are available to us will dwarf the cross selling price, but we will get cross selling down the road.

Suhasini Vinod (Goldman Sachs): Just one from me, please. And just one, it's seems clear that you haven't seen any signs of slowdown, but just wanted to get some colour on what you've seen in June and July, especially in Europe, because that's been the macro concerns of property accelerated? Thank you.

Andy Ransom: We wouldn't normally talk about July when we’ve barely given June, you always want more you people! But I’m doing that with a smile on my face. And so I mean we've barely just seen July. I don't think we can see any discernible change in trend in July and June would be the same so too early to pick it, while how do I answer that? I don't think we’re that different to many, many companies, we are not seeing evidence of an economic downturn but everyone's worried about it. So I talked to the operators without exception - they all read the newspaper, they all watch TV, they all get their Twitter feeds, all the rest of it, everyone's worried. But can you actually point to it, no, we haven't seen it. So I can't say that we won't see it that would be madness. But I think we're on high alert and the guys are very, very actively looking at it, and as we're putting our budgets together for next year, I mean, everyone wants to give you the large story as always, but that's no different to how it's been for the last 15 years. So we're not seeing it, we're hearing it. But I'd aim off that a little bit, but current trading no discernible change at all.

Stuart Ingall-Tombs: Wonderful, we'll move now to some online questions. I've got three questions from Simona Sarli of Bank of America. Two, to do with margin and one about cash conversion, so I'll take those first, while Andy's reading the questions.

First two on margin, can you provide more colour on building blocks of the margin increase in H1, especially considering that last year you benefited from GBP11 million of debt provision releases? And how should we think about margin progression in H2, is it feasible to achieve a further improvement on a year-on-year basis given further wage increase is likely to come through in H2, and also considering that last year, the benefit from the provision release was mostly in H2 (GBP22 million?) So I'll take those together. As I tried to express in my presentation, our improvement in margin was firstly underpinned by managing the inflation threats and neutralizing those that we've been, as you've heard successfully in that.

And then secondly, it's about the execution of our strategy and you can see it was really across pretty much all regions except for the UK where they had that delta on bad debt provisions in H1, that we delivered that. So really it's the execution of our ongoing strategy around leveraging our performance into density that's driven that in H1. And I think I'd make the same comment about H2, so Simona rightly point out, we did take some releases, but I said at the Prelims at the time, the -- in the order of magnitude of the hits we took around COVID lockdowns in H2 2021 were the same order of magnitude as the provision releases. And therefore the quality of the underlying margin that you can rely on, and I think our performance in H1, bears that out. So I'd make the same observation about H2. I'm not forecasting an improvement in margins because there are lots of moving parts. We've still got to manage inflation as it comes through. We've still got to deal with the markets where the macros are quite uncertain. But nevertheless, I do think we’ve neutralized those one-time benefits that we saw in 2021.

Simona's third question is about Pest Connect, and how should we think about cash conversion and CapEx in the mid term considering you're increasing your efforts in Pest Connect and air care technologies, is 90% cash conversion still feasible? So we're still working through the model. We're trialling different approaches in different markets. But actually, as we see it today, the connected pest service propositions in terms of financial dynamics are not dissimilar from Hygiene. So a higher upfront capital injection, but again still single-digit, low double-digit, that order of magnitude. And in Hygiene, we deliver a cash conversion rate at least as good is that we do in pest today. So once it normalizes, and I think honestly the incremental impact will be hard to discern in any trading period, I don't see any ongoing challenge around that 90% cash conversion rate as the model in pest shifts to a more connected solution. And if you want to…

Andy Ransom: Yeah, I’ll take Michael Hoffman’s questions from Stifel. I'll just read them out and you can have a look at the remaining questions and I’ll pick up the one in the middle, as well. So Michael's questions are: Did North American pest pace of activity improve each month in the second quarter following the slow start in April? I mean broadly, the answer is yes. I don't have it in my head as to whether June was better than May, but May and June were certainly better than April. So the point that Michael is making is that it is the one I made earlier which was there was a slow start to the season weather wise, particularly in the States. So ‘yes’ is broadly the answer to the question.

Second question, Michael raises is the SEC review process: Has it sought comments? Yes. And if so, do you expect to satisfy its questions within the original schedule of the shareholder vote late September early October? And my answer is yes. And now I can't speak for the SEC, but they raised questions, we've responded with answers to all of those questions. We've sent back and amended F4, which is the standards approach here and now we await the response of the SEC. So I can't obviously speak for what SEC's thoughts are, but I think we are in a good place and the broad answer to the question to Michael, are we broadly in line with the same original schedule? Yes, we are, as I've said it will be on or around end of September into early October would be our best guess, but it is best guess territory.

The next question that Michael rate raises is: Are there regional differences to address inflation with price and across the lines, different lines of business, different regions, different lines of business and specifically the North American pest control market?. By which I guess he means our customers take a price increase to sufficient -- sufficiently offset fuel and fleet costs. And let’s deal with that one: yes, the North American pest customers for Rentokil took price increases sufficient to offset fuel and fleet. Are there regional differences? I think the broad regional differences we would call out, the ones that we typically call out, we have two regions, very big regions, they are as well, Asia and LatAm, where historically we've found it much more challenging to get price increases. Both regions have had record price increases, the best they have ever achieved in our ownership, buy I would say, Asia is still shy of recovering all of its input costs at times quite close. I think, yes, not doing it. But we’ve more than covered it in other markets, and those around smaller regions.

So we don't takes a different approach. We're just not as good at the execution in Asia and LatAm, but we are much, much better than we have ever been in the past.

So I'll take one other question, Stuart, because it sort of relates a little bit to that question as well from Alan: Can you comment on the pricing impact on organic growth, how does this differ across business lines and geographies? And in the case of North America pest and 5.5% organic growth remains below that of peers like Rollins, can you comment on any reasons for difference here? So on the first part, ‘can you comment on pricing on impact on organic growth and how that -- how this differs across business lines and geographies?’ It's not a huge difference across business lines and geographies, I would say, all the broadly the same. In this half, I would say last year you would say 60/40? Stu?

Stuart Ingall-Tombs: Yeah, it is a little bit different market by market, but it's between 50/50 and two-third's, one-third is the range. We're saying our competitors have big homogenous databases of millions of small clients where they can measure the difference in the value of the job order and attribute that to inflation. Because we're across 87 countries and we don't have that homogeneity and we have shifts in mix around some of our business lines and also the scale of customers if we sell a big key our national account, that can shift that average job order significantly. So we can't do the simple maths, that our competitors can do. But we can sort of do a little bit of judgment, a little bit of data analysis and it's in that sort of 50/50 to two-thirds, one-third range, just about everywhere essentially.

Andy Ransom: Thanks Stu, the second part of the comment, can we comment on organic growth for our business versus peers like Rollins – I suspect the question means Rollins? It’s not really for me to talk about the competition and their strategies. I would say first point, we had very strong comps last year, and you could look back and see, but in the year-on-year comps it’s always an interesting game but I'm with very, very strong comps pretty happy with what we delivered. But I guess we are very happy with the shape in which we delivered it. We are happy with the margin progression, we're happy with the what we achieved on price. And in a slowish start to the quarter as other questions have revealed, that will have had an impact as well. How Rollins' responded or peers like Rollins responded commercially is clearly up to them. Their comment about what they've done for advertising or digital advertising is a strategy that they’ve pursued. That’s entirely up to them. Isn't necessarily the strategy we’ve pursued. So I'd say look, we're pretty happy with what we've posted, but we're very happy with the shape of what we've delivered is really for competitors to explain their strategies and what they've done thus versus ours. I wouldn't read too much into it, but we do have very strong comps from the same period last year is, I guess, what I would say. Stuart do to you wants to take the next one?

Stuart Ingall-Tombs: A couple of questions from me, and one from Alan, and one from Kartikey, both related to debt in the Terminix deal: You had guided for GBP11 million finance cost savings on the

Terminix deal with the recent refinancing done. Can you provide an update here given rising rate environment? Can you also comment on the plan for refinancing of the Terminix's debt? I mean as a general statement, I'd ask you all to be patient because we will give a detailed update shortly after completion. So we’ll share with you all the dynamics that we're seeing as that deal evolves. And also clearly we're in a statutory process, we've made submissions to the SEC. So I can't say anything more than is already publicly available. So I'll make those two statements. Clearly though, environments have shifted since we first made public the deal back in December, so clearly that GBP11 million finance saving will shift. And the refinancing of remainder of the Terminix's debt, that will happen shortly after completion because of the subordinated nature of that debt we've got to refinance and that's what that broadly the term loan is for. And then related question from Kartikey at Aegon: Would it be possible to give us some indication of the portfolio, pro forma leverage following the completion of the Terminix transaction, how quickly do you think you could bring back leverage to the target range? I don’t think we publicize the pro forma leverage, but what we have said is, we will bring back the leverage to our target range of 2 to 2.5 times within 24 months, two full years, I think we said of the closure of the transaction. So we'll be back to a sustainable BBB leverage by the end of the full second year.

Andy Ransom: That completes the questions online. So one more time with feeling, if anyone has got any questions in the room will take a last one, if not, well, thank you all for coming today.

Super. Thank you very much everyone. Appreciate it

Additional Information About The Proposed Transaction And Where To Find It

In connection with the proposed transaction between Rentokil Initial plc (“Rentokil Initial”) and Terminix Global Holdings, Inc. (“Terminix”), Rentokil Initial has filed with the U.S. Securities and Exchange Commission (the “SEC”) a preliminary registration statement on Form F-4, which includes a preliminary proxy statement of Terminix that also constitutes a preliminary prospectus of Rentokil Initial. Each of Rentokil Initial and Terminix will also file other relevant documents in connection with the proposed transaction. The definitive proxy statement/prospectus will be sent to the shareholders of Terminix. Rentokil Initial will also file a shareholder proxy circular in connection with the proposed transaction with applicable securities regulators in the United Kingdom and the shareholder proxy circular will be sent to Rentokil Initial’s shareholders. This communication is not a substitute for any registration statement, proxy statement/prospectus or other documents Rentokil Initial and/or Terminix may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS, STOCKHOLDERS AND SHAREHOLDERS OF TERMINIX AND RENTOKIL INITIAL ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS AND SHAREHOLDER PROXY CIRCULAR, AS APPLICABLE, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN THE UNITED KINGDOM, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, AS THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TERMINIX, RENTOKIL INITIAL, THE PROPOSED TRANSACTION AND RELATED MATTERS. The registration statement and proxy statement/prospectus and other documents filed by Rentokil Initial and Terminix with the SEC, when filed, will be available free of charge at the SEC’s website at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Terminix online at investors.terminix.com, upon written request delivered to Terminix at 150 Peabody Pl., Memphis, TN 38103, USA, Attention: Corporate Secretary, or by calling Terminix’s Corporate Secretary’s Office by telephone at +1 901-597-1400 or by email at deidre.richardson@terminix.com, and will be able to obtain free copies of the registration statement, proxy statement/prospectus, shareholder proxy circular and other documents which will be filed with the SEC and applicable securities regulators in the United Kingdom by Rentokil Initial online at https://www.rentokil-initial.com, upon written request delivered to Rentokil Initial at Compass House, Manor Royal, Crawley, West Sussex, RH10 9PY, England, Attention: Peter Russell, or by calling Rentokil Initial by telephone at +44 (0) 7811 270734 or by email at investor@rentokil-initial.com. The information included on, or accessible through, Rentokil Initial’s or Terminix’s website is not incorporated by reference into this communication.

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or buy or the solicitation of an offer to sell or buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to appropriate registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Participants in the Solicitation of Proxies

This communication is not a solicitation of proxies in connection with the proposed transaction. However, under SEC rules, Terminix, Rentokil Initial, and certain of their respective directors, executive officers and other members of the management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Terminix’s directors and executive officers may be found on its website at corporate.terminix.com/responsibility/corporate-governance and in its 2021 Annual Report on Form 10-K filed with the SEC on March 1, 2022, available at investors.terminix.com and www.sec.gov. Information about Rentokil Initial’s directors and executive officers may be found on its website at https://www.rentokil-initial.com and in its 2021 Annual Report filed with applicable securities regulators in the United Kingdom on March 30, 2022, available on its website at https://www.rentokil-initial.com. The information included on, or accessible through, Rentokil Initial’s or Terminix’s website is not incorporated by reference into this communication. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such potential participants in the solicitation of proxies in connection with the proposed transaction will be included in the proxy statement/prospectus and shareholder proxy circular and other relevant materials filed with the SEC and applicable securities regulators in the United Kingdom when they become available.

Information Regarding Forward-Looking Statements

This communication contains forward-looking statements as that term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended by the Private Securities Litigation Reform Act of 1995. Forward-looking statements can sometimes be identified by the use of forward-looking terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “potential,” “seeks,” “aims,” “projects,” “predicts,” “is optimistic,” “intends,” “plans,” “estimates,” “targets,” “anticipates,” “continues” or other comparable terms or negatives of these terms, but not all forward-looking statements include such identifying words. Forward-looking statements are based upon current plans, estimates and expectations that are subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. We can give no assurance that such plans, estimates or expectations will be achieved and therefore, actual results may differ materially from any plans, estimates or expectations in such forward-looking statements. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include: a condition to the closing of the proposed transaction may not be satisfied; the occurrence of any event that can give rise to termination of the proposed transaction; Rentokil Initial is unable to achieve the synergies and value creation contemplated by the proposed transaction; Rentokil Initial is unable to promptly and effectively integrate Terminix’s businesses; management’s time and attention is diverted on transaction related issues; disruption from the proposed transaction makes it more difficult to maintain business, contractual and operational relationships; the credit ratings of Rentokil Initial declines following the proposed transaction; legal proceedings are instituted against Terminix or Rentokil Initial; Terminix or Rentokil Initial is unable to retain or hire key personnel; the announcement or the consummation of the proposed acquisition has a negative effect on the market price of the capital stock of Terminix or Rentokil Initial or on Terminix’s or Rentokil Initial’s operating results; evolving legal, regulatory and tax regimes; changes in economic, financial, political and regulatory conditions, in the United Kingdom, the United States and elsewhere, and other factors that contribute to uncertainty and volatility, natural and man-made disasters, civil unrest, pandemics (e.g., the coronavirus (COVID-19) pandemic (the “COVID-19 pandemic”)), geopolitical uncertainty, and conditions that may result from legislative, regulatory, trade and policy changes associated with the current or subsequent U.S. or U.K. administration; the ability of Rentokil Initial or Terminix to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyber-attack, power loss, telecommunications failure or other natural or man-made event, including the ability to function remotely during long-term disruptions such as the COVID-19 pandemic; the impact of public health crises, such as pandemics (including the COVID-19 pandemic) and epidemics and any related company or governmental policies and actions to protect the health and safety of individuals or governmental policies or actions to maintain the functioning of national or global economies and markets, including any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down or similar actions and policies; actions by third parties, including government agencies; the risk that disruptions from the proposed transaction will harm Rentokil Initial’s or Terminix’s business, including current plans and operations; certain restrictions during the pendency of the acquisition that may impact Rentokil Initial’s or Terminix’s ability to pursue certain business opportunities or strategic transactions; Rentokil Initial’s or Terminix’s ability to meet expectations regarding the accounting and tax treatments of the proposed transaction ; the risks and uncertainties discussed in the “Risks and Uncertainties” section in Rentokil Initial’s reports available on the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism and on its website at https://www.rentokil-initial.com (information included on or accessible through Rentokil Initial’s website is not incorporated by reference into this communication); and the risks and uncertainties discussed in the “Risk Factors” and “Information Regarding Forward-Looking Statements” sections in Terminix’s reports filed with the SEC. These risks, as well as other risks associated with the proposed transaction, will be more fully discussed in the proxy statement/prospectus and shareholder proxy circular. While the list of factors presented here is, and the list of factors to be presented in proxy statement/prospectus and shareholder proxy circular will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and that actual performance and outcomes, including, without limitation, our actual results of operations, financial condition and liquidity, and the development of new markets or market segments in which we operate, may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Except as required by law, neither Rentokil Initial nor Terminix assumes any obligation to update or revise the information contained herein, which speaks only as of the date hereof.